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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE TO
                            TENDER OFFER STATEMENT
               UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 ------------

                     MFS GOVERNMENT MARKETS INCOME TRUST
                      (Name Of Subject Company (Issuer))

                                 ------------

                     MFS GOVERNMENT MARKETS INCOME TRUST
                      (Name of Filing Persons (Offeror))

            COMMON SHARES OF BENEFICIAL INTEREST WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                  552939100
                    (CUSIP Number of Class of Securities)

                                 ------------

                               SUSAN S. NEWTON
                   MASSACHUSETTS FINANCIAL SERVICES COMPANY
                             500 BOYLSTON STREET
                         BOSTON, MASSACHUSETTS 02116
                                (617) 954-5000
           (Name, address and telephone number of person authorized
      to receive notices and communications on behalf of filing persons)

                               WITH COPIES TO:

                           GREGORY D. SHEEHAN, ESQ.
                               ROPES & GRAY LLP
                           ONE INTERNATIONAL PLACE
                         BOSTON, MASSACHUSETTS 02110
                                (617) 951-7000

                          CALCULATION OF FILING FEE

                TRANSACTION VALUATION*     AMOUNT OF FILING FEE**

                    $131,283,016               $4,030.39

 * Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (x) $6.82, the average of the high and low sale prices of common shares on the New York Stock Exchange on October 12, 2007 and (y) 19,249,709, the maximum number of shares that will be purchased in the tender offer described in this Schedule TO.
** The fee is calculated as 0.00307% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                      Amount Previously Paid:           N/A
                      Form or Registration No.:         N/A
                      Filing Party:                     N/A
                      Date Filed:                       N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: []

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         This Issuer Tender Offer Statement on Schedule TO (together with the exhibits hereto, this "Schedule TO") relates to a tender offer by MFS Government Markets Income Trust, a Massachusetts business trust (the "Fund"), to purchase up to 19,249,709 outstanding common shares of beneficial interest without par value of the Fund, at a purchase price equal to 99% of net asset value per share (that is, the value of the Fund's assets minus its liabilities, divided by the number of shares outstanding) determined as of the expiration date of the tender offer, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2007 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer").

         The information set forth in the Letter of Transmittal and the Offer to Purchase, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET

         The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

         The name of the issuer is MFS Government Markets Income Trust, a Massachusetts business trust (the "Fund"). The address of its principal executive offices is 500 Boylston Street, Boston, Massachusetts 02116. The telephone number at its principal executive offices is (617) 954-5000.

         The title of the class of equity securities to which this Schedule TO relates is the common shares of beneficial interest without par value of the Fund (the "Shares"). As of October 9, 2007, there were 51,332,555 Shares outstanding.

         The Shares are traded on the New York Stock Exchange under the symbol "MGF." The information set forth in Section 6 "Net Asset Value and Market Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

         The filing person is the subject company.

ITEM 4. TERMS OF THE TRANSACTION

         The information set forth in the Summary Term Sheet, Section 1 "Terms of the Offer," Section 2 "Procedures for Tendering Shares," Section 3 "Withdrawal Rights," Section 4 "Acceptance for Payment and Payment," and
Section 5 "Certain U.S. Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

         The Fund has been informed that no trustees, officers or affiliates of the Fund intend to tender Shares pursuant to the Offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         The information set forth in Section 8 "Purpose of the Offer," Section 9 "Information Concerning the Fund" and Section 10 "Interest of Trustees; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         The information set forth in Section 7 "Source and Amount of Funds; Effect of the Offer" and Section 8 "Purpose of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information set forth in Section 7 "Source and Amount of Funds; Effect of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         The information set forth in Section 10 "Interest of the Trustees; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         The information set forth in Section 13 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

         Not applicable.

ITEM 11. ADDITIONAL INFORMATION

         The information set forth in Section 7 "Source and Amount of Funds; Effect of the Offer," Section 9 "Information Concerning the Fund," Section 10 "Interest of Trustees; Transactions and Arrangements Concerning the Shares," and Section 11 "Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS

         See Exhibit Index immediately following the signature page.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not applicable.
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                                  SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MFS GOVERNMENT MARKETS INCOME TRUST

Dated: October 17, 2007                   By: /s/ Susan S. Newton
                                          Name:   Susan S. Newton
                                          Title:  Assistant Secretary
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                                EXHIBIT INDEX

EXHIBIT NUMBER                            DOCUMENT
--------------     ------------------------------------------------------------

    (a)(1)         Form of Letter of Transmittal.

    (a)(2)         Offer to Purchase dated October 17, 2007.

    (a)(3)         Form of Notice of Guaranteed Delivery.

    (a)(4) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

    (a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

    (a)(6)         Form of Letter to Shareholders

    (a)(7)         Press Release issued on October 17, 2007.

    (d)(1) MGF Tender and Standstill Agreement, dated October 4, 2007, by and between Massachusetts Financial Services Company and Bulldog Investors General Partnership.

    (d)(2) Cost Reimbursement Agreement, dated October 4, 2007, by and between Massachusetts Financial Services Company and Bulldog Investors General Partnership.